

13030323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

SEC Mail Processing Section
MAR 01 2013
Washington DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 39969 |

02-022875

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canterbury Consulting, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 300
(No. and Street)

Newport Beach (City) Ca. (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
949-718-2257
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

2030 Main Street, Suite 1400 (Address) Irvine (City) Ca. (State) 92614 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Paul M. Newton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canterbury Consulting Incorporated, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public



TERESA D. BAIRES
Commission # 1981044
Notary Public - California
Orange County
My Comm. Expires Jul 2, 2016


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ XXXXXXXXXXXXXXXXXXXXXXXXXXX Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


THAT
OUNTS
years
1913-2013

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Information for

# Canterbury Consulting Incorporated

December 31, 2012

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

*Acumen. Agility. Answers.*

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Information for

# Canterbury Consulting Incorporated

December 31, 2012

## CONTENTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Canterbury Consulting Incorporated

***Report on Financial Statements***

We have audited the accompanying financial statements of Canterbury Consulting Incorporated (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

MOSS-ADAMS LLP

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canterbury Consulting Incorporated as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 13 to 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 13 to 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with audit standards generally accepted in the United States of America. In our opinion, the information on pages 13 to 16 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Irvine, California
February 26, 2013

# CANTERBURY CONSULTING INCORPORATED
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2012

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 380,920 |
| Receivables from clearing organizations, net | | 26,900 |
| Customer and other receivables | | 3,019,800 |
| Prepaid expenses | | 108,998 |
| Deposits | | 249,630 |
| Property and equipment, net | | 265,025 |
| Total assets | $ | 4,051,273 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 189,518 |
| Accrued payroll and payroll taxes | | 1,397,835 |
| Capital lease obligations | | 77,374 |
| Notes payable | | 66,800 |
| Total liabilities | | 1,731,527 |
| Stockholders' equity | | |
| Class A voting common stock; no par value; 500,000 shares authorized; 171,736 shares issued and outstanding | | 1,330,448 |
| Retained earnings | | 989,298 |
| Total stockholders' equity | | 2,319,746 |
| Total liabilities and stockholders' equity | $ | 4,051,273 |

See accompanying notes.

# CANTERBURY CONSULTING INCORPORATED
## STATEMENT OF INCOME
## YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| REVENUES | | |
| Commissions on securities transactions | $ | 1,532,220 |
| Consulting fee income | | 10,934,307 |
| Other fees and income | | 748,314 |
| Total revenues | | 13,214,841 |
| EXPENSES | | |
| Employee compensation and benefits | | 9,720,739 |
| General and administrative | | 2,125,110 |
| Floor brokerage and clearance fees | | 201,615 |
| Communications | | 454,784 |
| Occupancy | | 559,953 |
| Interest | | 21,382 |
| Total expenses | | 13,083,583 |
| INCOME BEFORE INCOME TAX PROVISION | | 131,258 |
| PROVISION FOR INCOME TAX | | 4,479 |
| NET INCOME | $ | 126,779 |



See accompanying notes.

# CANTERBURY CONSULTING INCORPORATED
## STATEMENT OF STOCKHOLDERS' EQUITY
## YEAR ENDED DECEMBER 31, 2012

| | Common Stock | | | |
|---|---|---|---|---|
| | Shares Outstanding | Common Stock | Retained Earnings | Total |
| BALANCE, December 31, 2011 | 175,723 | $ 1,143,401 | $ 1,259,565 | $ 2,402,966 |
| Net income | - | - | 126,779 | 126,779 |
| Distributions | - | - | (83,600) | (83,600) |
| Stock redeemed | (18,549) | (119,774) | (313,446) | (433,220) |
| Stock issued | 14,562 | 306,821 | - | 306,821 |
| BALANCE, December 31, 2012 | 171,736 | $ 1,330,448 | $ 989,298 | $ 2,319,746 |

See accompanying notes.

# CANTERBURY CONSULTING INCORPORATED
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2012

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | 126,779 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 158,426 |
| Changes in operating assets and liabilities: | | |
| Receivables from clearing organizations, net | | 5,191 |
| Customer and other receivables | | (505,539) |
| Due from stockholder | | 33,285 |
| Prepaid expenses | | 12,741 |
| Deposits | | (47,383) |
| Accounts payable and accrued expenses | | 52,847 |
| Accrued payroll and payroll taxes | | 239,813 |
| Net cash provided by operating activities | | 76,160 |
| CASH FLOWS USED IN INVESTING ACTIVITIES | | |
| Purchase of property and equipment | | (106,700) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Principal repayments on notes payable | | (35,839) |
| Principal repayments on capital lease obligations | | (76,210) |
| Distributions to stockholders | | (83,600) |
| Redemption of common stock | | (366,420) |
| Proceeds from issuance of common stock | | 306,821 |
| Net cash used in financing activities | | (255,248) |
| DECREASE IN CASH AND CASH EQUIVALENTS | | (285,788) |
| CASH AND CASH EQUIVALENTS - beginning of year | | 666,708 |
| CASH AND CASH EQUIVALENTS - end of year | $ | 380,920 |

### SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | | |
|---|---|---|
| Income taxes paid during the year | $ | 4,479 |
| Interest paid during the year | $ | 21,382 |

### NONCASH FINANCING AND INVESTING ACTIVITY

| | | |
|---|---|---|
| Note payable issued for redemption of common stock | $ | 66,800 |



See accompanying notes.

**Note 1 - Nature of Business**

Canterbury Consulting Incorporated (the "Company"), was incorporated in June 1988 under the laws of the state of California under the name of Flint, Krueger, Beimfohr & Cluck, Incorporated. The Company is an independent investment consulting firm that provides investment advice to institutional clients and high net worth individuals. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer in over thirty states. The Company is also a registered investment advisor under the Investment Company Act of 1940, as amended, and a member of the Securities Investors Protection Corporation ("SIPC").

All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

**Note 2 - Summary of Significant Accounting Policies**

**Cash and cash equivalents** - Cash and cash equivalents generally consist of balances on deposit in banks and other financial institutions and short-term investments that have a maturity of ninety days or less. As of December 31, 2012, and at various times throughout the year then ended, the Company had cash on deposit in banks in excess of Federal Deposit Insurance Corporation insurance limits. The Company considers all highly liquid investments purchased with an original maturity date of ninety days or less to be cash equivalents. As of December 31, 2012, the Company had no short term investments.

**Accounts receivable** - Accounts receivable, including amounts due from the clearing organization and the Company's customers, are stated at the amount that management expects to collect. No allowance is recorded as no material losses are expected.

**Property and equipment** - Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Upon disposal of property and equipment, the Company records a gain or loss based upon the difference between the proceeds received and the net book value of the asset disposed.

**Revenue recognition** - Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fee income arising from investment advisory services is recognized as the services are performed pursuant to contracts and customer arrangements. Other fees and income are recognized as received, which primarily include mutual fund income.

**Note 2 - Summary of Significant Accounting Policies (continued)**

**Income taxes** - Effective July 1, 2004, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code for federal and state purposes. Under these provisions, the Company does not pay corporate income taxes on its taxable income. However, the Company is subject to a 1.5% California franchise tax. In addition, the stockholders are liable for individual federal and state income taxes on the Company's taxable income. The Company may distribute funds necessary to satisfy the stockholders' estimated personal income tax liabilities. The provision for income tax in the current period consists entirely of the California franchise tax.

**Uncertain tax positions** - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, relating to accounting for uncertain tax positions, prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any entity-level uncertain tax positions.

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Fair value of financial instruments** - The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments. As of December 31, 2012, the Company's notes payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

**Concentration of credit risk** - The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company's customer receivables are due from customers throughout the United States and collateral is not required. Historically, the Company's credit-related losses have been insignificant.

## Note 2 - Summary of Significant Accounting Policies (continued)

**Subsequent events** - Subsequent events are events or transactions that occur after the date of the statement of financial condition but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through February 26, 2013, which is the date the financial statements were available to be issued.

## Note 3 - Clearing Agreements and Commissions Receivable

On August 1, 2012, the Company entered into a clearing agreement with National Financial Services ("NFS"), whereby NFS acts as a clearing broker providing various services on behalf of the Company's customers. As of December 31, 2012, the Company was in transition from First Clearing Corporation to NFS. These services include execution of orders, preparation of confirmations and reports of activity, settlement of contracts and transactions in securities, all cashiering functions, and constructing and maintaining all prescribed books and records. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company.

The Guarantees topic of the ASC (ASC 460), requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee. The maximum amount of potential indemnification is limited to the assets under management; however, in connection with this clearing agreement, the Company is required to: (i) maintain a minimum interest bearing security deposit of $75,000 with NFS and $100,000 deposit at First Clearing, which is included in deposits at December 31, 2012, and (ii) maintain blanket brokers indemnity bond insurance of at least 120% of its required minimum net capital. At December 31, 2012, the Company has $1,000,000 of blanket brokers' bond insurance in effect. This insurance limits the Company's exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2012.

On a monthly basis, NFS remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At December 31, 2012, amounts held by and receivable from NFS totaled $26,900.

### Note 4 - Property and Equipment

Property and equipment consists of the following as of December 31, 2012:

| | | |
|---|---|---|
| Furniture and equipment | $ | 799,624 |
| Leasehold improvements | | 50,909 |
| Computer equipment and software | | 537,103 |
| | | 1,387,636 |
| Less accumulated depreciation and amortization | | (1,122,611) |
| | $ | 265,025 |

Depreciation and amortization expense totaled $158,426 for year ended December 31, 2012. At December 31, 2012, the gross amount of leased assets included in property and equipment is $343,742 with related accumulated amortization of $270,637.

### Note 5 - Capital Lease Obligations

The Company leases certain equipment under capital leases. The leases are non-recourse and lease payments are based on the fair market value of acquired assets plus interest over the original lease terms of three to five year periods. The Company is also responsible for the cost of repairs, insurance, and property taxes.

Future minimum payments for assets under capital leases as of December 31, 2012 are as follows:

| Year Ending December 31: | | |
|---|---|---|
| 2013 | $ | 30,810 |
| 2014 | | 25,721 |
| 2015 | | 25,721 |
| 2016 | | 7,359 |
| | | 89,611 |
| Amount representing interest | | (12,237) |
| | $ | 77,374 |

### Note 6 - Notes Payable

The Company entered into a promissory note during 2012 relating to the repurchase of the Company's common stock from a former employee. The note has a four-year maturity payable in four equal annual installments of $16,700 through September 2016. Interest on unpaid principal accrues at the rate of 3.25% per annum.

### Note 7 - Commitments and Contingencies

**Leases** - The Company leases its principal office space in Newport Beach, California under a non-cancelable operating lease agreement. The minimum commitment under the lease approximates $39,600 per month, with annual increases, through its expiration. The Company recognizes such lease expense on a straight-line basis. The Company also leases additional office space in Seattle, Washington under a non-cancelable operating lease of approximately $7,500 per month that expires in September 2015. The commitment under the additional office space lease escalates on the anniversary of the lease agreement. The Company is responsible for executory costs such as property taxes and common area operating costs under both of these operating leases. Net rental expense for the year ended December 31, 2012 was $559,953, which is included in occupancy expenses in the statement of income.

Future minimum rental payments required under these operating leases as of December 31, 2012, are as follows:

| Year Ending December 31: | | |
|---|---|---|
| 2013 | $ | 588,000 |
| 2014 | | 610,000 |
| 2015 | | 606,000 |
| 2016 | | 555,000 |
| 2017 | | 576,000 |
| Thereafter | | 650,000 |
| | $ | 3,585,000 |

The Company sub-leased a portion of its office space to two tenants under month-to-month leases during the year ended December 31, 2012. Monthly rent totaled $3,694 for the two tenants as of December 31, 2012. Rental income received from the tenants for the year ended December 31, 2012, totaled approximately $44,052, which offsets occupancy expense.

**Other** - The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

### Note 8 - Profit Sharing Plan

The Company has a defined contribution profit sharing plan (the "Plan") where eligible employees can make voluntary salary deferral contributions. The Plan conforms to the requirements of Internal Revenue Code Section 401(k) and covers substantially all employees of the Company. Employees are eligible for participation in the Plan the first day of the month following 30 days of employment. Employer contributions are discretionary up to a maximum amount allowed by law. For certain Plan years, the Company may elect to make a Qualified Matching Contribution to satisfy certain non-discrimination tests required by the IRS. This contribution may or may not be made for all participants. If a contribution is made on behalf of a participant, it will be 100% after one year of employment. For the year ended December 31, 2012, the Company contributed $453,465 to the Plan.

### Note 9 - Reserve Requirement

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities. The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d (2) of the Commodity Exchange Act is not applicable.

### Note 10 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2012, the Company had net capital of $153,057, which was $42,725 in excess of its required minimum net capital of $111,812. The Company's aggregate indebtedness to net capital ratio at December 31, 2012, was 10.96 to 1.

### Note 11 - Notes Receivable from Stockholders

During 2010, the Company entered into a promissory note with a stockholder for $150,000. Interest on unpaid principal accrues at an annualized rate of 0.53%. The outstanding principal balance on the note was paid in full in January 2012.

## SUPPLEMENTAL INFORMATION

# CANTERBURY CONSULTING INCORPORATED
## SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
## DECEMBER 31, 2012

### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | | $ 2,319,746 |
| Deductions and/or charges | | |
| Nonallowable assets: | | |
| Prepaid expenses | $ 108,998 | |
| Deposits | 56,403 | |
| Property and equipment, net | 265,025 | |
| Customer and other receivables | 1,790,609 | 2,221,035 |
| Other additions and/or allowable credits (long-term portion of capital leases) | | |
| Long-term portion of capital leases | | 54,346 |
| Net capital before haircuts on securities positions | | 153,057 |
| Net capital | | $ 153,057 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition: | |
| Total liabilities | $ 1,731,527 |
| Less: Non-recourse capital lease obligations | (54,346) |
| Total aggregate indebtedness | $ 1,677,181 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum dollar net capital required | $ 111,812 |
| Minimum net capital required (ratio 15 to 1) | $ 111,812 |
| Minimum net capital required | $ 111,812 |
| Excess net capital | $ 41,245 |
| Excess net capital over 10% of total aggregate indebtedness | $ (14,661) |
| Ratio: Aggregate indebtedness to net capital | 10.96 |

See accompanying report of independent registered public accounting firm.

## CANTERBURY CONSULTING INCORPORATED
### SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
### DECEMBER 31, 2012 (CONTINUED)

**RECONCILIATION WITH COMPANY'S COMPUTATION**
**INCLUDED IN PART II FORM X-17A-5 AS OF DECEMBER 31, 2012**

| | | |
|---|---|---|
| Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report | $ | 153,056 |
| Immaterial rounding differences | | 1 |
| | $ | 153,057 |



See accompanying report of independent registered public accounting firm.

## CANTERBURY CONSULTING INCORPORATED
### SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
### DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

## CANTERBURY CONSULTING INCORPORATED
### SCHEDULE III - INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
### DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 under section (k)(2)(ii), in that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Canterbury Consulting Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Canterbury Consulting Incorporated (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MOSS-ADAMS LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Moss Adams LLP

Irvine, California
February 26, 2013



MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

*Acumen. Agility. Answers.*

Printed on 100 percent recycled paper.

WWW.MOSSADAMS.COM